UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                            FORM 12b-25       SEC File Number
                                                  1-13726

                    NOTIFICATION OF LATE FILING


For Period Ended:  June 30, 1997

(Check  one):   X  Form  10-K    Form 20-F   Form 11-K   Form 10-Q
                   Form N-SAR


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

                   CHESAPEAKE ENERGY CORPORATION
      (Exact name of registrant as specified in its charter)

                     6100 North Western Avenue
                  Oklahoma City, Oklahoma   73118
              (Address of principal executive office)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

The Company's results of operation for the fourth quarter and fiscal year ended June 30, 1997 were materially and adversely affected by a $236 million writedown of its oil and gas assets. Following its announcement on June 27, 1997 of recent negative drilling results and the expected impairment of assets, eight purported class action suits have been filed against the Company and certain of its officers and directors. The Company is in the process of selecting defense counsel and evaluating the claims. This process has taken considerable management attention. As a result, the Company has been unable without unreasonable effort to complete the Form 10-K for filing within the prescribed time period. As a result, the Company has not yet completed its financial statements for its fiscal year ended June 30, 1997. The Company expects to file its 1997 Form 10-K within the 15-day extension afforded by Rule 12b-25.

As described in Exhibit 99, Coopers & Lybrand L.L.P., the Company's independent auditors, concur with the Company's statements set forth above.

Registrant respectfully requests extension of the time prescribed to file the portions of its 1997 annual report on Form 10-K detailed above, pursuant to Form 12b-25.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Marcus C. Rowland                 405          848-8000
    Vice President - Chief        (Area code) (Telephone Number)
      Financial Officer
           (Name)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 been filed? If answer is no, identify
report(s).    X Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?   X Yes     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See below explanation.

On August 28, 1997, the Company announced that it expected to report a net loss of $183 million for fiscal 1997, compared to net income of $23 million in fiscal 1997. This release was filed as part of a current report on Form 8-K on September 9, 1997 and is incorporated herein by reference.


Exhibits:  Exhibit 99 -  Independent  Auditors'  letter  accompanying  Form
12b-25.

                            SIGNATURES

CHESAPEAKE ENERGY CORPORATION has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 MARCUS C. ROWLAND

                         By:     Marcus C. Rowland
                                 Vice President - Chief Financial
                                  Officer

Date:     September 29, 1997

                           EXHIBIT INDEX
Exhibit No.      Description            Method of Filing

99               Independent Auditors'  Filed herewith electronically
                 Letter accompanying
                 Form 12b-25